Contact

www.linkedin.com/in/joshua-bullock-36868893 (LinkedIn)

Top Skills

Microsoft Excel

Adobe Creative Suite

Toon Boom Harmony

Joshua Bullock

President and Creative Director at Boom Animation and CPO for Playwatch Inc.

Indianapolis

Summary

I worked for Smashbits Animation House in Evansville, Indiana. I had worked for the company for 2 years where I produced multiple short animations for various client Youtube channels such as Arcade Cloud. Our client base is comprised of companies like Machinima, Omnia Media, Disney XD, Wild Brain etc. I have also created a pilot called Uniforce and the pilot was entered in the Sundance Festival for 2017. I have experience as a character designer and rig artist and was the art director for a project called Brum which is through our client Wild Brain. I also have a Youtube channel called Skylegend Animation. The channel currently sits at over 8 million views with a subscriber base of over 60,000 subscribers. During this channel's lifetime, I have produced parody content as well as original work. I have also worked with various Youtubers on certain videos.

Experience

PlayWatch, Inc.

CPO

February 2021 - Present (1 year 6 months)

Atlanta, Georgia, United States

Creator and artist of Monarchs Comic • Developed content for DreamWorks • Art Director for Brum British Children’s show • Developed Black History Beats winner of 3 Tellys and airs nationally on PBS

Boom Animation

President and Creative Director

April 2020 - Present (2 years 4 months)

Indiana, United States

Josh Bullock Animation

Freelance Animator

July 2018 - April 2020 (1 year 10 months)

Currently, I am self-employed working as a freelance animator, character artist, and background artist. I have worked on projects for various clients. I recently did an illustration project for Revolution School in Philadelphia.

Smashbits Animation House
Art Director/Character Designer
March 2016 - April 2020 (4 years 2 months)
Evansville, Indiana Area

I hold the title of character designer at Smashbits, but have currently taken over three projects as director. One of these projects is through Dreamworks TV.

Skylegend Animation
Youtube Animator
November 2013 - April 2020 (6 years 6 months)
Evansville, Indiana Area

Skylegend Animation is my Youtube channel with over 55,000 subscribers and over 7 million views.

Education

University of Saint Francis
Bachelor's degree, Computer animation · (2008 - 2013)